Exhibit (a)(2)

Preliminary Communication

CONFIDENTIAL MEMORANDUM

SUBJECT:	Amendments to the Performance-Based Equity Plan

DATE:	June 9, 2009

FROM:	Cristóbal Conde

TO:	All Fellow Management Option and RSU Holders

The board of directors has recognized that, because of the economic crisis and turbulence in the financial services industry, the previously set EBITA performance targets in the performance-based (PB) equity are likely not achievable. Recall that these PB targets were fixed in 2005 at the time of the LBO as part of a six-year business plan (2005 through 2010). Accordingly, the board will be offering employees holding PB equity the opportunity to elect to reduce the 2009 and 2010 PB EBITA targets to match SunGard’s consolidated budget. This target reduction will provide our employees with a greater likelihood that some vesting of PB equity will occur in 2009 and 2010. In return the vesting period will be increased an additional three years and the amount that can be earned at budget will be reduced to match the average vesting in the four years since the LBO. The reduction to the PB targets will be offered to employees who hold PB options and RSUs through a formal “Offer to Amend” document.

Should you choose to participate in the amendment program, in conjunction with this reduction in the 2009 and 2010 EBITA targets, certain other terms will be amended in the PB awards as follows:

(1)	The amount we can earn in each of 2009 and 2010 will be reduced such that at budget we will vest in the average amount in which we have vested over the last four years. This is a sensible compromise since it would not make sense for us to vest more in a year where we have reduced the targets than in the prior years. As in the current plan, we will earn PB equity by achieving between 95% and 106.25% of the annual target. With this amendment, if we reach 100% of our EBITA budget in 2009 and 2010 (the new PB targets for those years) we will be limited to earning only 72% of what we would previously have earned if 100% of the target was reached. This 72% is the average percent of target we have achieved over the last four years (2005 through 2008). If we exceed the EBITA target in 2009 or 2010, we can make up the remaining 28% and get back to 100% vesting in each of those years. This additional 28% will be pro rated to reflect achievement between 100% and 106.25% of our EBITA target each year. Additional vesting may occur if we reach the former targets.

(2)	In the current PB Plan, all PB equity earned in a year vests in the year earned. With this amendment, vesting of equity upon achieving the reduced PB targets will occur over an additional three years. Of the PB equity earned in 2009, 25% will vest on December 31, 2009, and the remaining 75% will vest in equal monthly amounts over the next 36 months. The same vesting schedule will occur for PB equity earned in 2010.

(3)	For RSUs only, the distribution date for the portion of PB RSUs that vest after 2008 will be extended to ten years from the original grant date (the payment date is currently five years from the grant date). This change is necessary to accommodate the extended vesting schedule and tax law requirements. The distribution date is the fixed date on which you will receive your vested stock, triggered by the earlier of five years from date of grant, a change in control or termination of employment.

Here’s an example of how this will work under the existing terms and with the amendments. Assume for 2009 you have 139 PB options that could be earned under the existing terms if 100% of the EBITA target were achieved. Under the existing terms, if the target is achieved, all 139 would vest in 2009. Under the amended terms, if the reduced PB target is achieved, 100 PB options will be earned (139 x .72). The vesting of these 100 PB units will occur as follows: 25% (25) in 2009, 75% (75) in equal monthly amounts for the following 36 months. If in 2009 under the amended terms we achieve 106.25% of the EBITA budget target, 139 units will be earned. They also will vest over a total of three years, with 25% (35) vesting in 2009, and 75% (104) vesting monthly over the next 36 months.

No changes are being made to the PB targets or vesting for 2011, 2012 or 2013 or other provisions in the equity awards at this time. Special terms may apply to certain employees (such as employees outside the U.S.). Equity already vested in connection with 2005 though 2008 performance periods will not be affected in any way by the amendments nor will time-based equity be affected in any way.

Currently we are finalizing the specifics of the amendment program, and, in the coming weeks, we will be providing you with a full description of the program and instructions on how to participate via email. This information will describe the changes in greater detail and provide the instructions on how to participate if you choose to do so. The Offer to Amend document will contain important information, so you should read the Offer to Amend document when it is available. You will be able to obtain the Offer to Amend document and other filed documents for free at the website of the Securities and Exchange Commission (www.sec.gov) or from SunGard. This memo does not constitute an offer with respect to securities. Information meetings will be scheduled and you will be encouraged to attend and ask questions. Please bear in mind that this program is elective and that SunGard is not permitted to make any sort of recommendation to participants about whether or not to amend their equity in the program.